Exhibit 99.3
The following options over ordinary shares of 25 pence each in the capital of the Company have, today, been granted to Executive Directors/Persons Discharging Managerial Responsibilities under the following Schemes:
(a) Wolseley Employees Savings Related Share Option Scheme 1981:

	No. of options	Option price in
Director/PDMRs name	granted	pence	Date of grant
C A S Hornsby	967	977p	18 April 2007
These options are three year options and will not become exercisable until 1 June 2010.
(b) Wolseley Employee Share Purchase Plan 2001 (ESPP):

	No. of options	Option price in
Director’s name	granted	pence	Date of grant
F N Hord	235	1038p	18 April 2007
C A Hornsby	235	1038p	18 April 2007
R H Marchbank	235	1038p	18 April 2007
F W Roach	235	1038p	18 April 2007
L J Stoddard	235	1038p	18 April 2007
These options will not become exercisable until May 2008.
Enquiries:
Wolseley plc
0118 929 8700
Mark J White — Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
ends